Steven M. Skolnick Partner	One Lowenstein Drive Roseland, New Jersey 07068
	T: 973 597 2476 F: 973 597 2477 E: sskolnick@lowenstein.com	August 27, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 3030

Washington, DC 20549

Attn:	Ada D. Sarmento

Christine Westbrook

Ameen Hamady

Sasha Parikh

Re:	PaxMedica, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed July 23, 2020 File No. 333-239676

Ladies and Gentlemen:

On behalf of PaxMedica, Inc. (the “Company”), we are hereby responding to the letter, dated August 3, 2020 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance, Office of Life Sciences, of the Securities and Exchange Commission (the “Commission”), regarding the Amendment No.1 to the Registration Statement on Form S-1, filed on July 23, 2020 (the “Amended Registration Statement”). In response to the Comment Letter and to update certain information in the Amended Registration Statement, the Company is filing a further amended registration statement with the Commission (the “Second Amended Registration Statement”). For ease of reference, set forth below in bold are the comments of the Staff with respect to the Amended Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Amended Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Registration Statement on Form S-1

Dilution, page 46

1.	Please provide us with the calculation of the pro forma net tangible book value of $0.35 million as of March 31, 2020. In that regard, it appears that your pro forma net tangible book value appears to include the $0.2 million of current liabilities as of March 31, 2020 when they should have been excluded. Please revise or advise. Please also ensure that all other amounts in your disclosures are updated as necessary.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on page 44 and 46 of the Second Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

Division of Corporation Finance

August 27, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates, page 53

2.	You disclose under this heading and in Note 2. Significant Accounting Policies, Use of Estimates that the most significant estimates in your financial statements relate to the valuation of equity-based awards and valuation of member units. In this regard, please include a discussion regarding your accounting for such items similar to that provided in your response with regards to the valuation of your equity-based awards.

Response: The Company respectfully advises the Staff that as of December 31, 2019, it had not granted any equity-based awards, and therefore, the value of its member units was based solely on the cash consideration paid for such units. The Company has amended the disclosure appearing under the heading “Critical Accounting Policies and Significant Judgments and Estimates” on page 54 of the Second Amended Registration Statement in response to the Staff’s comment.

3.	In your response you appear to attribute a significant amount of the difference between your April 2020 common stock valuation and the mid-point of the preliminary price range to differences between your valuation methods and those used by the underwriters in establishing a preliminary price range. Given the significance of the increase in such a short period of time, provide us the following information:

•	Describe in detail the differences, including the weighting and selection of valuation methodologies, assumptions and inputs used in the fair value of your ordinary shares in April 2020 compared to the preliminary IPO price range. For example, quantify the marketability and liquidity discounts used in your analysis.

•	The objective and subjective factors considered that were not applicable to the determination of the preliminary price range.

•	Regarding the expected proceeds of the offering, since the offering has not occurred, why it is appropriate to consider the offering proceeds in the fair value analysis at a date prior to the IPO.

•	Tell us your consideration for reassessing the fair value of your common stock underlying the options granted on May 1, 2020 considering the proximity of such grants to your IPO.

Securities and Exchange Commission

Division of Corporation Finance

August 27, 2020

Response: The Company respectfully advises the Staff that the Company determined that it was appropriate to obtain an updated valuation report as of the grant date of the options, May 1, 2020, as a result of the proximity of the grant date to the submission of the draft registration statement on Form S-1 to the Commission. On August 22, 2020, the Company obtained an updated valuation report from its third-party valuation expert (the “Updated Valuation Report”). Based upon the Updated Valuation Report, the valuation expert has determined the fair value (the “FV”) of the Company’s common stock as of May 1, 2020 to be $5.57 per share (on a post-reverse stock split basis). As a result, the Company and the optionees plan to amend the exercise price of the May 1, 2020 options to equal $5.57 per share, the FV of the Company’s common stock on the date of grant as set forth in the Updated Valuation Report. As set forth below, the Company has updated its response from its letter to the Staff dated July 23, 2020.

The Company advises the Staff that it estimates a preliminary price range of $5.50 to $6.50 per share (the “Preliminary Price Range”) for its IPO, after giving effect to a reverse stock split that the Company has implemented, as set forth in the Second Amended Registration Statement (the “Stock Split”), resulting in a midpoint of the Preliminary Price Range of $6.00 per share (the “Midpoint Price”). The share numbers and per share prices set forth below reflect the Stock Split and are all presented on a post-reverse stock split basis, unless otherwise indicated.

Determining the Fair Value of Common Stock Prior to the IPO

We supplementally advise the Staff that the FV of the shares of common stock underlying the Company’s share-based awards were estimated on the grant date by the Company’s board of directors (the “Board”). In order to determine the FV of the Company’s common stock underlying its awards, the Board considered, among other things, the Updated Valuation Report.

Given the absence of a public trading market for the Company’s common stock, the Board exercised reasonable judgment and considered a number of objective and subjective factors (discussed below) to determine the best estimate of the FV of the Company’s common stock, including important developments in the Company’s operations, its stage of development, a valuation performed by an independent third-party valuation expert which took into account the stock price performance and volatility of comparable public companies, recent sales of the Company’s Series Seed preferred stock, actual operating results and financial performance, the conditions in the biotechnology industry and the economy in general, the lack of liquidity of the Company’s common stock, and the likelihood of achieving a liquidity event, such as an initial public offering (“IPO”) or sale.

Securities and Exchange Commission

Division of Corporation Finance

August 27, 2020

Stage 3 – Enterprise has made significant progress in product development; key development milestones have been met (for example, hiring of a management team); and development is near completion (for example, alpha and beta testing), but generally there is no product revenue. Typically, later rounds of financing occur during this stage. Typical investors are venture capital firms and strategic business partners. The typical securities issued to those investors are in the form of preferred stock.

Stage 4 – Enterprise has met additional key development milestones (for example, first customer orders or first revenue shipments) and has some product revenue, but it is still operating at a loss. Typically, mezzanine rounds of financing occur during this stage. Also, it is frequently in this stage that discussions would start with investment banks for an initial public offering (IPO).

The above definitions serve the classification of the Company under Stage 3 or 4 as the Company had made significant progress in the onboarding of a management team and the development of PAX-101 for the treatment of Human African Trypanosomiasis (“HAT”). Further, the Valuation Guide denotes the following valuation methods may be appropriate at Stage 3 and 4:

Stage 3 – Although generally there is no product revenue during this stage, a valuation specialist may be able to obtain financial forecast information that is more reliable than comparable information obtained in earlier stages and, therefore, may have a reasonable basis for application of the income approach. However, similar to stage 2, both the Income Approach and the Market Approach present challenges. Valuation specialists who use the Income Approach during stage 3 typically use a discounted cash flow (“DCF”) method and a relatively high discount rate. But, because profits for the enterprise may still be years in the future, while the venture capital rates of return cited for investments in this stage span a wide range, the Income Approach value may be hard to estimate with any degree of certainty. A Market Approach using the guideline public company and guideline transaction methods also may be difficult to apply, given the lack of publicly traded startup enterprises from which to obtain comparable information. Therefore, rather than relying exclusively on these methods, because it is typical for multiple rounds of institutional financing to have occurred by this stage, the Backsolve Method may provide a reliable indication of value that should be used as a basis for comparison to any other indication.

Stage 4 – Both the income and market approaches are typically appropriate for stage 4. The reliability of a financial forecast would tend to be higher in stage 4 than in stage 3, because there is more information available on which to base the forecast, and, therefore, the discount rate for a DCF method under the Income Approach would tend to be lower in stage 4 than in stage 3, reflecting the lower degree of risk. If there are comparable publicly traded enterprises from which to obtain information, a valuation specialist may consider such enterprises under a market approach and adjust the valuation considering the enterprise’s relative size, expected growth, and profitability. Moreover, because for a particular enterprise there will have been at least as many rounds of financing by stage 4 as there were by stage 3, the valuation specialist will likely have a reasonable basis for application of the Market Approach using the Backsolve Method.

Securities and Exchange Commission

Division of Corporation Finance

August 27, 2020

From the definitions above, it is reasonable to conclude the use of the Backsolve Method should be considered. Additionally, given the Company’s intention to explore an IPO as of the Valuation Date, the consideration of guideline transactions in the form of similar public offerings and acquisitions was deemed appropriate. The use of such market approaches inherently captures investors’ expectations of future economic benefits which would also be captured through use of an income approach as mentioned in the Valuation Guide.

Under a PWERM, the value of the common equity is estimated based upon an analysis of future values for the enterprise assuming various future outcomes. Share value is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise, as well as the rights of each share class. Although the future outcomes considered in any given valuation model will vary based upon a company’s facts and circumstances, future outcomes that are typically modeled include an IPO, merger and acquisition (“M&A”), dissolution, or continued operation as a viable private enterprise.

Using the PWERM, the third-party valuation expert analyzed recent similar public offerings and M&A transactions to determine what a reasonable exit price may be. The third-party valuation expert was able to derive these exit prices by examining public offerings and M&A transactions under the following search criteria:

(i)	Occurring from the trailing three fiscal years prior to the Valuation Date;

(ii)	Geographically located in the United States;

(iii)	Offering or transaction amounts less than $1 billion dollars;

(iv)	Public offerings which only included common stock; and

(v)	Public offerings and M&A transactions in the pharmaceuticals, biotechnology and life sciences industry with a focus on autism, ADHD, or neurological disorders as these are similar treatments to what the Company is exploring.

Under the PWERM, it is important to establish when these exit events would likely occur. The analysis assumed an exit as of either November 1, 2020 or June 30, 2021. The dates assume as of the Valuation Date, the intention of Management to explore a public offering in the near future would be known. Therefore, our shorter term reflects the likelihood of an immediate intent to file an IPO with an estimated 6 months to officially complete the IPO. The latter date captures the possibility of the IPO being delayed to receive a higher amount of proceeds as the Company’s approval of PAX-101 would be less uncertain and provide a Priority Review Voucher (“PRV”) from the Federal Drug Administration (“FDA”). The receipt of the PRV could fund the Company’s development of other treatments which the Company views as its long-term development goals and more economically beneficial given varying total available markets to serve.

Securities and Exchange Commission

Division of Corporation Finance

August 27, 2020

It was deemed reasonable that the Company would demand a higher enterprise value at its exit had it made greater development in obtaining the PRV. Therefore, the enterprise value at the earlier date to such receipt was reasonably deemed to be lower than the enterprise value at an exit with a later date.

The following inputs were determined under the early exit scenario:

•	Exit price of $58,590,883 – The determination of such value was based upon similar enterprise values at exit as determined by the criteria listed above. This value represents the 25th percentile from these offerings and was deemed reasonable as the Company would not have obtained the PRV;

•	Exit date at November 1, 2020 – The determination of this date aligns with an IPO prior to the receipt of the PRV. Consideration was given that it may be prudent to explore an IPO prior to its receipt to reduce uncertainty;

•	Discount rate of 30% - The determination of this rate was based upon rate of return studies as documented in the AICPA Guide. This discount rate was used to present value the exit price as of May 1, 2020; and

•	Finally, this enterprise present value was reduced by the funding required to reach the hypothetical exit. The funding requirements were based upon the Company’s forecast and assumes only the development of the treatment which would assist in obtaining the PRV was performed.

The following inputs were determined under the late exit scenario:

•	Exit price of $90,620,328 – The determination of such value was based upon similar enterprise values at exit as determined by the criteria listed above. This value represents the midpoint of the 25th percentile and median from these offerings and was deemed reasonable as the Company would have obtained the PRV and thus command a higher valuation;

•	Exit date at June 30, 2021 – The determination of this date aligns with an IPO after further developments have been completed which increase the likelihood of the receipt of the PRV;

•	Discount rate of 25% - The determination of this rate was based upon rate of return studies as documented in the AICPA Guide. The discount rate was decreased as the Company would have decreased its risk profile by obtaining the PRV. This discount rate was used to present value the exit price as of May 1, 2020; and

•	Finally, this enterprise present value was reduced by the funding required to reach the hypothetical exit. The funding requirements were based upon the Company’s forecast and assumes only the development of the treatment which would assist in obtaining the PRV was performed.

Securities and Exchange Commission

Division of Corporation Finance

August 27, 2020

The two scenarios resulted in per share values of $8.26 and $10.68.- Consideration was still given to the likelihood of dissolution given the Company’s risk profile. The third-party valuation expert used studies which explored the probability of failure for clinical trials related to neurology. The studies indicate an 83.2% probability of approval for treatments which are past Phase III. Therefore, the third-party valuation expert concluded a 16.8% probability of dissolution and thus $0 value to the common stockholders. From the 83.2% probability of success, the third-party valuation expert concluded an 75% likelihood the Company would prudently select an earlier IPO given the funds which would be required privately to accommodate an IPO at a later date. Given that a primary motivation of the Company for seeking approval of PAX-101 for the treatment of HAT is to receive a PRV, a sale after approval would not be prudent to stockholders as the long-term investment opportunity presides in the development of the other treatments in the Company's pipeline.

The probability weighted results of an early exit, late exit, and dissolution resulted in a common stock share price of $7.38.

After the total equity value was determined and allocated to the various classes of stock, a Discount for Lack of Marketability (“DLOM”) was applied to the estimated FV of the Company’s common stock. DLOM is applied based on the premise that a private company valuation analysis relies on data from publicly traded companies, which are marketable and the common stock of a private company is not. Applying the same inputs to the Company’s total equity value, the third-party valuation expert determined that the FV of the Company’s equity securities to be $6.18 per share (on a post-reverse stock split basis).

The next valuation approach considered under the Hybrid Method was the Backsolve Method which is a market approach that derives an implied total equity value from the sale price of the Company’s equity securities in a recent arm’s length transaction. The third-party valuation utilized the Backsolve Method due to the recent Series Seed and other preferred transactions that occurred since the Company’s founding in 2018 through 2020. Based on the third-party valuation expert’s review of the transaction documents related to those transactions, the third-party valuation expert deemed the transactions to have occurred at arm’s length. Using the Backsolve Method with the following inputs, the third-party valuation expert was able to calculate a total equity value of the Company’s equity securities:

Securities and Exchange Commission

Division of Corporation Finance

August 27, 2020

•	FV of the Company’s equity securities: the third-party valuation expert utilized the recent $0.50 Series Seed preferred stock per share price;

•	Annual expected return from dividends: The third-party valuation expert used an 8% cumulative dividend rate on the Company’s Series Seed preferred stock;

•	Time to next round of financing or sale of Company: the financing term was set to 1.87 years based on discussions with the Company’s management and to align with the expected terms used in the PWERM;

•	Overall Company volatility indication: The volatility of the Company was estimated by observing historical volatility of similar public companies to the Company, calculating asset volatility from various volatility indicators; and

•	The risk free rate: a risk free rate of 0.14% based on the interpolated 0.67 year U.S. Constant Maturity Treasury rate.

After the total equity value was determined and allocated to the various classes of stock, a DLOM was applied to the estimated FV of the Company’s common stock. Applying the same backsolve inputs to the Company’s total equity value, the third-party valuation expert determined that the FV of the Company’s equity securities to be $0.17 per share (on a post-reverse stock split basis).

The aforementioned methods provided two common stock share prices of $6.18 under the PWERM and $0.17 under the Backsolve Method. The third-party valuation expert weighted the PWERM at 90% given the Backsolve Method does not capture implied valuations of future preferred investments. However, the Backsolve Method was still deemed to be appropriate for consideration from a common stockholder's perspective as this future investment is not guaranteed. Therefore, the Backsolve Method is still warranted for overall consideration. The weighting of these two methods lead the third-party valuation expert to determine a common share price of $5.57 on a minority, non-marketable basis.

Securities and Exchange Commission

Division of Corporation Finance

August 27, 2020

Explanation of Difference Between the FV of Common Stock at May 1, 2020 and the Midpoint Price

Prior to July 1, 2020, the Company and the Underwriters had not had any meaningful or specific discussions regarding the Preliminary Price Range for the Company’s IPO. As is typical in initial public offerings, the Preliminary Price Range is based in part on the underwriters’ quantitative and qualitative analysis that differs from the valuation methodology used by the Company and its third-party valuation expert. Among factors that were considered in setting the Preliminary Price Range were the following:

•	an analysis of the typical valuation ranges seen in comparable public companies in the Company’s industry, as well as a broader set of valuation ranges seen in recent IPOs;

•	the general condition of the securities markets and the recent market prices of publicly traded common stock of comparable companies;

•	the recent performance of IPOs in the United States of generally comparable companies;

•	the impact of the COVID-19 pandemic on the securities markets generally, and the market for IPOs specifically;

•	the equity markets’ performance and relative stabilization during June through August 2020 as compared to March through May 2020;

•	an assumption that there would be a receptive public trading market for a clinical stage pharmaceutical company such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

As discussed above, the Company obtained the Updated Valuation Report as of May 1, 2020 which indicated the FV of the Company’s common stock as of that date to be $5.57 per share (on a post-reverse stock split basis). The Company was converted from a limited liability company to a corporation on April 15, 2020, and shortly following its conversion to a corporation, the Board approved option grants on May 1, 2020, with an exercise price of $0.11 per share based on the original valuation report obtained by the Company (on a pre-reverse stock split basis), which the Company and optionees plan to amend to $5.57 per share (on a post-reverse stock split basis) based on the Updated Valuation Report.

Securities and Exchange Commission

Division of Corporation Finance

August 27, 2020

The Company submits that the primary reason for the difference between the FV per share used for the stock options granted on May 1, 2020 and the Midpoint Price are:

•	Differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company and used to determine the Preliminary Price Range, which assume a successful IPO as of today’s date with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company, compared to the valuation methodologies, assumptions and inputs used in the valuations determined by the Board, based on the Updated Valuation Report, as described above in connection with the description of methodologies used, which would have resulted in a lower value of the Company’s common stock than an IPO.

•	The Preliminary Price Range necessarily assumes that the IPO has occurred and a public market for the Company’s common stock has been created and, therefore, excludes any marketability or liquidity discount for the Company’s common stock, which was appropriately taken into account in the Board’s determinations of FV (as described above, a DLOM was applied in the Updated Valuation Report).

•	In the public markets, the Company believes there are investors who may apply more qualitative and subjective valuation criteria to certain of its clinical assets than the valuation methods applied in the Company’s valuations, although there can be no assurance that this will in fact be the case. As a private company, the Company used a more quantitative methodology to determine the fair value of its common stock and this methodology differs from the methodology used to determine the Preliminary Price Range. The Preliminary Price Range was not derived using a formal determination of fair value, but rather was determined by the estimated price range that was determined by the Company in consultation with the Underwriters.

•	The expected proceeds of a successful IPO would substantially increase the Company’s cash balances. In addition, the completion of an IPO would potentially provide the Company with readier access to the public equity markets.

•	As a result of the COVID-19 pandemic, in April and early May 2020, the likelihood of success of an IPO was unclear and, as a result of the improved market performance and conditions in June, July and late May 2020, the likelihood of the completion of a successful IPO has increased.

•	Numerous positive business developments for the Company which occurred after May 1, 2020, including, but not limited to:

o	recruitment of a clinical advisory board;

o	engagement of a contract research organization to commence review and analysis for the Company’s HAT indication; and

o	initiated and completed orphan designation application for PAX-101.

Securities and Exchange Commission

Division of Corporation Finance

August 27, 2020

Additionally, the Company respectfully advises the Staff that the Preliminary Price Range reflects the fact that investors may be willing to purchase shares in the IPO at a per share price that takes into account other factors that were not expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify with any level of certainty.

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company respectfully submits that the FV of its common stock, as determined by the Board as of May 1, 2020, is consistent with the Company’s and the underwriters’ estimates of the Preliminary Price Range. Moreover, the Company advises the Staff that it does not currently anticipate issuing any additional options prior to the pricing of its IPO, and any options granted on the IPO pricing date will be at the actual IPO price.

The Company further advises the staff that based upon the foregoing, the options have a fair value of approximately $4.3 million and vest over a period of 3 years. During the six months ended June 30, 2020, the Company recorded stock-based compensation expense of approximately $1.0 million. The unamortized stock-based compensation expense as of June 30, 2020 is approximately $3.3 million and the Company will record the unamortized stock-based compensation expense over a three year period, which is the term of the options. The Company expenses stock-based compensation to employees, non-employees and board members over the requisite service period based on the estimated grant-date fair value of the awards and actual forfeitures. The Company accounts for forfeitures as they occur. Stock-based awards with graded vesting schedules are recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award. The Company has updated the Second Amended Registration Statement on page 54 to reflect the foregoing.

Mitochondrial Dysfunction and Implications for the Use of Suramin for Management of ASD and FXTAS, page 59

4.	We note your revisions to this section in response to prior comment 8. Please further revise your disclosure to provide the endpoints and the objective data points observed in your preclinical models of ASD and FXTAS using suramin and PAX-102 that provide the basis for your statement regarding improvement in several key study endpoints.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 62 of the Second Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

Division of Corporation Finance

August 27, 2020

Any questions regarding the contents of this letter or the Second Amended Registration Statement should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick

Steven M. Skolnick

cc:	Howard J. Weisman, PaxMedica, Inc.